UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Market Announcement Dated September 17, 2019: CEMIG selected for inclusion in 2019/2020 Dow Jones Sustainability Index
2.	Relevant Fact Dated September 20, 2019: Gasmig executed the Third Amendment to the Consession Agreement
3.	Relevant Fact Dated September 26, 2019: Gasmig completes First Issuance of Commercial Promissory Notes and pays grant bonus
4.	Market Notice Dated October 4, 2019: Itaú funds reduce total ON holding below 5%
5.	Relevant Fact Dated October 14, 2019: Light sells equity stake in Renova
6.	Relevant Fact Dated October 16, 2019: Renova - Judicial Recovery Request
7.	Relevant Fact Dated October 23, 2019: Change in the Executive Board of Renova
8.	Material Announcement Dated October 28, 2019: TAESA discloses projections
9.	Material Fact Dated October 30, 2019: Tax assessment issued by the Department of Federal Revenue of Brazil against Renova
10.	Relevant Fact Dated November 5, 2019: Light makes early redemption of 35% of the total value of bonds issued by its subsidiaries
11.	Relevant Fact Dated November 5, 2019: Light’s Board of Directors receives letter requesting an EGM convocation

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Jr.
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: November 8, 2019

1. MARKET ANNOUNCEMENT DATED SEPTEMBER 17, 2019: CEMIG SELECTED FOR INCLUSION IN 2019/2020 DOW JONES SUSTAINABILITY INDEX

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig selected for inclusion in

2019/2020 Dow Jones Sustainability Index

As part of its commitment to best corporate governance practices, CEMIG (“Companhia Energética de Minas Gerais”), listed and traded in São Paulo, New York and Madrid stock exchanges, hereby reports to its stockholders and the market as follows:

Cemig has been selected for inclusion in the portfolio of the 2018–2019 Dow Jones Sustainability World Index (the “DJSI World”). Cemig has now been included in the DJSI World for 20 years, since the index was created in 1999.

Cemig remains the only non-European electricity company to be included in the index, which selected only 8 electricity companies worldwide from among 77 evaluated-companies.

DJSI World comprises the shares of the world’s largest companies that in their different economic sectors stand out for their performance in sustainability and their adaptation to market trends, capable of creating medium- and long-term value for shareholders. The composition of the index is renewed annually, becoming a global benchmark for investors and international financial agencies that rely on this index for decision-making in socially responsible investments. The new composition of the DJSI World comprises 318 companies in 27 countries, selected from among 2,296 companies from 58 sectors.

The companies are evaluated using a questionnaire and public information. The selection criteria are conducted by RobecoSAM AG, a company specialized in asset management and offer of sustainable investment-related products and services. The entire process is audited by Deloitte.

Cemig’s inclusion in this index for 20 consecutive years is a continuing reflection of its determination to maintain its sustainable growth, dedicated to creation of value for its stockholders, employees and suppliers, and to the well-being of society

There is more information on the DJSI World at: www.sustainability-indices.com

Belo Horizonte, September 17, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. RELEVANT FACT DATED SEPTEMBER 20, 2019: GASMIG EXECUTED THE THIRD AMENDMENT TO THE CONSESSION AGREEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

RELEVANT FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), listed and traded in São Paulo, New York and Madrid, hereby announces, pursuant to CVM Instruction No. 358 of January 3, 2002, as amended, to the Brazilian Securities Commission (CVM), to B3 S.A.—Brasil, Bolsa, Balcão (“B3”) and the general market, which its subsidiary, Companhia de Gás de Minas Gerais (“Gasmig”), on September 19, 2019, executed with the State of Minas Gerais, as Granting Authority, the Third Amendment to the Concession Agreement for Industrial, Institutional and Residential Exploration of Pipeline Gas Services in the State of Minas Gerais (“Amendment”).

The execution of the Amendment represents the conclusion of the economic-financial rebalancing process of the Concession Agreement, which assures Gasmig the extension of its concession term until 2053.

The economic and financial rebalance consists of replacing the contractual obligation assumed by Gasmig to construct the gas pipeline to service the Unidade de Fertilizantes Nitrogenados (UFN-V) that would be built by Petróleo Brasileiro S.A.—Petrobras, in the region of Triângulo Mineiro, by paying a consideration to the Granting Authority, as a granting bonus, in the amount of BRL 852,000,000.00 (eight hundred and fifty-two million Brazilian Reais), at the base date of January 2019. The payment of the compensatory grant shall be made by Gasmig, through the issuance of debt securities in the capital market, and shall be considered as regulatory intangible assets and, therefore, incorporated in the calculation basis of the compensation of the concession assets.

The Company reiterates its commitment to keep its shareholders and the general market timely informed in accordance with applicable laws and regulations.

Belo Horizonte, September 20, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.    RELEVANT FACT DATED SEPTEMBER 26, 2019: GASMIG COMPLETES FIRST ISSUANCE OF COMMERCIAL PROMISSORY NOTES AND PAYS GRANT BONUS

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

RELEVANT FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), listed and traded in São Paulo, New York and Madrid, hereby announces, pursuant to CVM Instruction No. 358 of January 3, 2002, as amended, to the Brazilian Securities Commission (CVM), to B3 S.A.—Brasil, Bolsa, Balcão (“B3”) and the general market, which its subsidiary, Companhia de Gás de Minas Gerais (“Gasmig”) has executed, on this date, the public distribution, with restricted efforts, of its First Issuance of Commercial Promissory Notes, in a single series, totaling BRL 850 million, with maturity of twelve (12) months and interest of 107% of the DI rate, without any guarantees or collateral.

The proceeds from this issue were fully used, on this date, to pay the grant bonus due to the Government, in the amount of BRL 891,167,800.60 (eight hundred and ninety-one million, one hundred and sixty-seven thousand, eight hundred Brazilian Reais and sixty cents), which has been adjusted by the DI rate since January 1, 2019, as mentioned in the material fact disclosed to the market on September 20, 2019.

The Company reiterates its commitment to keep its shareholders and the general market timely informed in accordance with the applicable laws and regulations.

Belo Horizonte, September 26, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.    MARKET NOTICE DATED OCTOBER 4, 2019: ITAÚ FUNDS REDUCE TOTAL ON HOLDING BELOW 5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Itaú funds reduce total ON holding below 5%

In accordance with Article 12 of CVM Instruction 358, Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid) – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market in general, as follows:

Cemig has received the following notification from Itaú Unibanco S.A.:

“Itaú Unibanco S.A., CNPJ 60.701.190/0001-04, herein ‘Itaú Unibanco’, hereby notifies you that on October 02, 2019 the aggregate value of the shares and other securities and financial instruments referenced to shares (as applicable) held by investment funds managed by Itaú Unibanco was 3.88% of the common shares (CMIG3) issued by Cemig, a total of 18,957,765 shares. This characterizes a material reduction in stock holding, under the terms of Article 12 of CVM Instruction 568/2015.

Itaú Unibanco further advises that the objective of this equity interest is not in any way to alter the composition of the stockholding control or management structure of Cemig.

For maximum clarity Itaú Unibanco underlines that as mentioned above this notification refers to positions held by investment funds managed by Itaú Unibanco, as part of its activity of asset management of third party funds.”

Belo Horizonte, October 04, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.    RELEVANT FACT DATED OCTOBER 14, 2019: LIGHT SELLS EQUITY STAKE IN RENOVA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

RELEVANT FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), listed and traded in São Paulo, New York and Madrid, hereby announces, pursuant to CVM Instruction No. 358 of January 3, 2002, as amended, to the Brazilian Securities Commission (CVM), to B3 S.A.—Brasil, Bolsa, Balcão (“B3”) and the general market, which its subsidiary LIGHT S.A. (“Light”) released, today, Material Fact, in the following content:

“Light SA (“Light” or “Company”) (B3: LIGT3; ADR I: LGSXY), pursuant to CVM Instruction No. 358/02, informs its shareholders and the general market that its subsidiary Light Energia S.A. signed, on October 13, 2019, a Purchase and Sale Agreement and Other Covenants, through which it sold all of its shares in Renova Energia S.A. (“Renova”), of which 7,163,074 common shares and 98 preferred shares, equivalent to 17.17% of the capital stock of this company (“Subject Shares”), for the amount of BRL 1.00, to CG I Fundo de Investimento em Participações Multiestratégia (“CG”) (“Transaction”).

Closing of the Transaction is subject to the fulfillment of certain precedent conditions, in particular, notifications to BNDES Participações S.A.—BNDESPAR, regarding the total and direct tag along rights and Cemig Geração e Transmissão S.A. (“Cemig GT”), regarding the preemptive right and tag along agreement.

It is worth mentioning that, once the notifications are made, the closing of the Transaction may be made, and CG has committed to sell part of the Subject Shares to Cemig GT, if Cemig exercises its preemptive right.

Additionally, the Company’s subsidiary, Lightcom Comercializadora de Energia S.A., entered into an Assignment Agreement whereby it assigned all credits held against Renova to CG.

The operations described above are in line with the strategy of divesting non-core assets and thus continue to focus on generating value for its shareholders through operational improvement in its distribution assets.

This Relevant Fact is for informational purposes only and should not, under any circumstances, be construed as constituting, or recommending, an investment recommendation or an offer to sell, or a solicitation or an offer to purchase any securities of such companies.”

Cemig also informs that is evaluating the business and its rights arising from Renova Shareholders Agreement.

Belo Horizonte, October 14, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.    RELEVANT FACT DATED OCTOBER 16, 2019: RENOVA—JUDICIAL RECOVERY REQUEST

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

RELEVANT FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), listed and traded in São Paulo, New York and Madrid, hereby announces, pursuant to CVM Instruction No. 358 of January 3, 2002, as amended, to the Brazilian Securities Commission (CVM), to B3 S.A.—Brasil, Bolsa, Balcão (“B3”) and the general market, which its subsidiary, Renova Energia S.A. (“Renova”) disclosed, on this date, the following Relevant Fact:

“A Renova Energia S.A. (RNEW3; RNEW4; RNEW11) (“Renova” or “Company”), pursuant to CVM Instruction No. 358/2002, as amended, hereby informs its shareholders and the general market that it has filed today, jointly with part of its controlled companies, request for judicial reorganization before the Judicial District of the State of São Paulo, pursuant to Law No. 11.101/05, as a matter of urgency, as approved by its Board of Directors and referred to the Shareholders’ Meeting for referendum.

The following companies are part of the request for judicial reorganization: RENOVA ENERGIA S.A., RENOVAPAR S.A., RENOVA COMERCIALIZADORA DE ENERGIA S.A., CHIPLEY SP PARTICIPAÇÕES S.A., ALTO SERTÃO PARTICIPAÇÕES S.A., DIAMANTINA EÓLICA PARTICIPAÇÕES S.A., CE VAQUETA S.A., CE ABIL S.A., CE ACÁCIA S.A., CE ANGICO S.A., CE FOLHA DE SERRA S.A., CE JABUTICABA S.A., CE JACARANDÁ DO SERRADO S.A., CE TABOQUINHA S.A., CE TABUA S.A., CE SÃO SALVADOR S.A., CE PAU D’ÁGUA S.A., CE MANINEIRO S.A., CE UMBUZEIRO S.A., CE CEDRO S.A., CE VELLOZIA S.A., CE ANGELIM S.A., CE FACHEIO S.A., CE SABIU S.A., CE BARBATIMÃO S.A., CE JUAZEIRO S.A., CE JATAÍ S.A., CE IMBURANA MACHO S.A., CE AMESCLA S.A., CE ITAPARICA S.A., CE UNHA D’ANTA S.A., CE MACAMBIRA S.A., CE TAMBORIL S.A., CE CARRANCUDO S.A., CE IPÊ AMARELO S.A., CE CABEÇA DE FRADE S.A., CE CANJOÃO S.A., CE CONQUISTA S.A., CE COXILHA ALTA S.A., CE BOTUQUARA S.A., CE JEQUITIBA S.A., CE TINGUI S.A., CE ANÍSIO TEIXEIRA S.A., CE IMBURANA DE CABÃO S.A., CE EMBIRUÇU S.A., CE LENÇÓIS S.A., CE CALIANDRA S.A., CE ICO S.A., CE ALCAÇUZ S.A., CE PUTUMUJU S.A., CE CANSAÇÃO S.A., BAHIA HOLDING S.A., CE BELA VISTA XIV S.A., VENTOS DE SÃO CRISTÓVÃO ENERGIAS RENOVÁVEIS S.A., RENOVA PCH LTDA., CE ITAPUÃ IV LTDA., CE ITAPUÃ V LTDA., CE ITAPUÃ VII LTDA., CE ITAPUÃ XV LTDA., CE ITAPUÃ XX LTDA. and PARQUE EÓLICO IANSÃ LTDA. Brasil PCH S.A. and its 13 subsidiaries and Enerbrás Centrais Elétricas S.A. and its subsidiary Energética Serra da Prata S.A. are not included in the scope of the judicial reorganization request, as they are operating and financially equated companies.

The filed reorganization request includes obligations of approximately BRL 3.1 billion, of which BRL 11.7 million in labor and BRL 3.1 billion for banks (with and without collateral) and other unsecured creditors and/or micro and small businesses. Of this total, BRL 834 million corresponds to intercompany debts, and a significant BRL 980 million to debts with its current shareholders.

The Company, through the Judicial Reorganization Plan that will be presented to the General Meeting of Creditors, within the established legal terms, it intends to reestablish its economic and financial balance and honor the commitments made with its various stakeholders and, in the near future, resume a sustainable growth path, within the real operational and financial possibilities of Renova and its shareholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company reiterates its commitment to keep shareholders and the general market duly and timely informed pursuant to applicable law, and informs that documents relating to the request for judicial reorganization will be made available at CVM website in compliance with CVM Instruction No. 480/2009.”

Cemig will keep its Shareholders and the general market informed of this subject, pursuant to applicable regulations.

Belo Horizonte, October 16, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.    RELEVANT FACT DATED OCTOBER 23, 2019: CHANGE IN THE EXECUTIVE BOARD OF RENOVA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

RELEVANT FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), listed and traded in São Paulo, New York and Madrid, hereby announces, pursuant to CVM Instruction No. 358 of January 3, 2002, as amended, to the Brazilian Securities Commission (CVM), to B3 S.A.—Brasil, Bolsa, Balcão (“B3”) and the general market, which its subsidiary, Renova Energia S.A. (“Renova”) disclosed, on this date, the following Relevant Fact:

“Renova Energia S.A. (RNEW3; RNEW4; RNEW11) (“Company”), pursuant to CVM Instruction No. 358/2002, as amended, informs its shareholders and the general market that, on this date, the Board of Directors of the Company, resolved to replace the Chief Executive Officer of the Company, a position previously held by Mr. Cristiano Corrêa de Barros.

The position of Chief Executive Officer of the Company is now held by Mr. Marcelo José Milliet, market professional with extensive experience in corporate restructuring and management and full adherence to the new momentum of the Company. Mr. Marcelo José Milliet will temporarily work with the Investor Relations Board.

The Company has determined that Mr. Rodrigo Caldas de Toledo Aguiar, market professional with experience in the financial market and corporate restructuring, will manage the non-statutory Finance and Business Development Board.

The Board of Directors also approved the hiring of the company Integra Associados to advise and support the Company’s Management and the signing of Advance Agreements for Future Capital Increase up to a total and aggregate amount of BRL 50,000,000.00 (fifty million Brazilian Reais) with any shareholder of the Company by December 31, 2019.

The Company reiterates its commitment to keep the shareholders and the general market duly and timely informed pursuant to applicable law.”

Belo Horizonte, October 23, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.    MATERIAL ANNOUNCEMENT DATED OCTOBER 28, 2019: TAESA DISCLOSES PROJECTIONS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

TAESA—discloses projections

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“ Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE11) (“Taesa” or “Company”), under the terms of CVM Instruction 358, of January 3, 2002, as amended, and CVM Instruction 480, of December 7, 2009, as amended, informs to its shareholders, market in general and other stakeholders that, in accordance with the best corporate governance practices and aiming to align the market about the expectations in relation to the progress of the projects under construction wholly owned by Taesa, the Company discloses the following projections:

Projections:

1)	Nominal Capex of the projects under construction wholly owned by Taesa (R$ million):

2019	2020	2021	2022
Max. 450 Min. 410	Max. 1.020 Min. 940	Max. 340 Min. 310	Max. 20 Min. 15

2)	Incremental in Annual Permitted Revenues (RAP) after the start-up of operations of each of the projects wholly owned by Taesa (R$ million):

2020	2021	2022	TOTAL
81	184	107	372

Projected period and expiration date of the projection:

The projections above refer to the fiscal years ended as of December 31 of each year.

The projections are valid until its effective completion or until revised by the Company’s Management, in the event of changes in the adopted assumptions or the projects evolution, taking into consideration that the reviews must be done at least on an annual basis.

Assumptions in projections:

The projects currently under construction that are wholly owned by Taesa, subject of this Material Fact, are the following: Janaúba Transmissora de Energia Elétrica S.A., Mariana Transmissora de Energia S.A., Miracema Transmissora de Energia S.A., and Sant’Ana Transmissora de Energia S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1)	Nominal Capex of the projects under construction:

For purposes of Capex projections, the physical-financial schedule of the project under construction negotiated with the EPCs and approved by the Company’s Board of Directors was adopted. The Capex projections were adjusted by inflation based on the future expectation of IPCA (Broad National Consumer Price Index). The projected Capex is presented on a cash basis.

2)	Incremental in Annual Permitted Revenues (RAP) after the start-up of operations of each of the projects:

In relation to the RAP incremental of the projects, the projections used the winning RAP at the auction of each project acquired, plus PIS/COFINS taxes, and adjusted by IPCA up to the date of the operation start-up (set forth in the concession agreement) at each respective RAP cycle update – between June and July of each year.

The criteria for calculation of the RAP incremental for each project takes into consideration the RAP amount of the first 12 months after the operation start-up. For example, if a certain project starts to operate in August 2020, the projection considers 4/12th (four-twelfth) of RAP in 2020 and 8/12th (eight-twelfth) of RAP in 2021.

Provision of projections:

The projections referred in this Material Fact are available at the CVM’s website (http://www.cvm.gov.br) and the Company’s Investor Relations website (http://www.taesa.com.br/ri). In addition, item 11 (Projections) of the Company’s Reference Form will be updated, according to the rules and terms set forth in the CVM Instruction 480/2009.

The projections presented herein only reflect current estimates or expectations of the Company’s management, subject to risks and uncertainties, and do not constitute any promise of performance. Information on business prospects, projections and financial targets are purely forecasts based on management’s current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions, the performance and execution capacity of the EPCs, and the Brazilian economic scenario. Any change in perception or factors described above may cause actual results to differ from the projections presented.”

Belo Horizonte, October 28, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.    MATERIAL FACT DATED OCTOBER 30, 2019: TAX ASSESSMENT ISSUED BY THE DEPARTMENT OF FEDERAL REVENUE OF BRAZIL AGAINST RENOVA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a publicly-held company, with shares traded on the São Paulo, New York and Madrid stock exchanges, hereby announces, pursuant to Instruction No. 358 of the Brazilian Securities Commission, of January 3, 2002, as amended, to the Brazilian Securities Commission (CVM) ), to B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and to the market in general, that its associate Renova Energia S.A. (“Renova”) has disclosed, on this date, the following Material Fact:

“Renova Energia SA (RNEW3; RNEW4; RNEW11) (the“ Company ”or “Renova”), pursuant to Instruction No. 358 of the Brazilian Securities Commission of January 3, 2002, as amended, communicates to the Brazilian Securities Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, its shareholders, the market in general and other stakeholders who became aware of the tax assessment issued by the Department of Federal Revenue of Brazil (“RFB”) against the Company, based on the “Disposal Operation”, questioning the calculation of the amount of Corporate Income Tax (“IRPJ”), Social Contribution on Net Income (“CSLL”) and Withholding Income Tax (“IRRF”) allegedly due by the Company, due to non-proof of expenses, non-payment of Corporate Income Tax on the estimated calculation basis and non-proof of operating costs and expenses.

Said assessment states the amounts of BRL 8,036,715.86 as Corporate Income Tax, BRL 2,893,217.69 as Social Contribution on Net Income and BRL 78,387,828.86 as Withholding Income Tax, including, in all cases, fines and interest.

The Company shall analyze in detail the grounds for said infraction notice, together with its legal advisors and, according to such analysis, shall challenge such infraction notice within the regulatory period.

For now, the Company reiterates its commitment to disclose, in a timely manner, any and all facts that are of interest to its shareholders and the market in general, pursuant to Article 2 of Instruction No. 358/2002 of the Brazilian Securities Commission.”

Belo Horizonte, October 30, 2019.

Maurício Fernandes Leonardo Júnior

Chief Financial and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.    RELEVANT FACT DATED NOVEMBER 5, 2019: LIGHT MAKES EARLY REDEMPTION OF 35% OF THE TOTAL VALUE OF BONDS ISSUED BY ITS SUBSIDIARIES

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

RELEVANT FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), listed and traded in São Paulo, New York and Madrid, hereby announces, pursuant to CVM Instruction No. 358 of January 3, 2002, as amended, to the Brazilian Securities Commission (CVM), to B3 S.A.—Brasil, Bolsa, Balcão (“B3”) and the general market, which its subsidiary LIGHT S.A. (“Light”) released, on November 4, 2019, Material Fact, in the following content:

“Light S.A. (“Light” or “Company”) (B3: LIGT3; ADR I: LGSXY), in accordance with the provisions set forth in CVM Instruction 358/02, as amended, and in addition to the Material Fact as of September 27, 2019, discloses to its shareholders and the market in general that, on the date hereof, has settled the early redemption of 35% of the bonds issued by its subsidiaries Light Serviços de Eletricidade S.A. and Light Energia S.A. in the equivalent amount of USD140 million and USD70 million, respectively. The related swap transactions were settled in the same proportion.”

Belo Horizonte, November 5, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.    RELEVANT FACT DATED NOVEMBER 5, 2019: LIGHT’S BOARD OF DIRECTORS RECEIVES LETTER REQUESTING AN EGM CONVOCATION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

RELEVANT FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), listed and traded in São Paulo, New York and Madrid, hereby announces, pursuant to CVM Instruction No. 358 of January 3, 2002, as amended, to the Brazilian Securities Commission (CVM), to B3 S.A.—Brasil, Bolsa, Balcão (“B3”) and the general market, which its subsidiary LIGHT S.A. (“Light”) released, on November 4, 2019, Material Fact, in the following content:

“Light S.A. (“Company” or “Light”) (B3: LIG3; ADR I: LGSXY), in compliance with the provisions set forth in CVM Instruction 358/02, as amended, informs its shareholders and the market in general that, on the date hereof, the Company’s Board of Directors received a letter sent by shareholders representing more than 5% of its capital stock, in which, based on article 123 of Law 6,404/76 (“Brazilian Corporate Law”), requesting the convening of an Extraordinary Shareholders’ Meeting to resolve on the recomposition of the Company’s Board of Directors (“Request”).

Light’s Management will take appropriate action to comply with the Request within eight days, as provided for in the Brazilian Corporate Law.

The Company will keep its shareholders and the market duly informed of any new information related to this Material Fact.”

Belo Horizonte, November 5, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.